Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

The Valens Company Inc. (“Valens” or the “Company”)

96 Spadina Avenue, Suite 400

Toronto, Ontario M5V 2J6

ITEM 2	Date of Material Change

August 22, 2022

ITEM 3	News Release

A press release was issued and disseminated through Cision Newswire on August 22, 2022. The press release was subsequently filed on SEDAR at www.sedar.com.

ITEM 4	Summary of Material Change

On August 22, 2022, the Company announced that it entered into an arrangement agreement (the “Arrangement Agreement”) with SNDL Inc. (“SNDL” or the “Purchaser”, and together with Valens, the “Parties”) pursuant to which SNDL has agreed to acquire all of the issued and outstanding common shares in the capital of the Company (“Company Shares”), other than those owned by SNDL or any of its subsidiaries, by way of a statutory plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”). The Arrangement Agreement provides that, pursuant to the Arrangement, holders of Company Shares (“Company Shareholders”), other than SNDL or any of its subsidiaries that hold Company Shares, will receive, in exchange for each Company Share held, 0.3334 common shares of SNDL (“Purchaser Shares”), representing an implied value of $1.26 per Company Share and total consideration of approximately $138 million (the “Purchase Price”). The Arrangement is expected to be completed in January 2023.

Concurrent with the signing of the Arrangement Agreement, the Company’s existing secured non-revolving term loan (the “Term Loan”) was assigned from 2361380 Ontario Limited (the “Original Lender”) to the Purchaser and its terms were amended pursuant to an amended and restated credit agreement between the Purchaser and the Company (the “Amended and Restated Credit Agreement”). Pursuant to the Amended and Restated Credit Agreement, the Term Loan was refinanced and upsized with an additional $14.3 million of incremental capital net of debt repayment fees, increasing the principal amount of the Term Loan to $60 million.

ITEM 5.1	Full Description of Material Change

The following description is a summary of the Arrangement Agreement and the Amended and Restated Credit Agreement and is subject to and qualified in its entirety by the full text of the Arrangement Agreement and the Amended and Restated Credit Agreement, which are available on SEDAR at www.sedar.com.

The Arrangement

On August 22, 2022, the Purchaser and the Company entered into the Arrangement Agreement. The Arrangement Agreement provides that the Purchaser will acquire all of the issued and outstanding Company Shares under the Arrangement, pursuant to which Company Shareholders (other than SNDL and its subsidiaries that own Company Shares) will receive, in exchange for each Company Share held, 0.3334 (the “Exchange Ratio”) Purchaser Shares (the “Consideration”).

Pursuant to the Arrangement, existing stock options of the Company entitling the holder thereof to receive Company Shares (“Company Options”) will be exchanged for an option (a “Replacement Option”) to purchase from the Purchaser the number of Purchaser Shares of the Purchaser (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio multiplied by: (B) the number of Company Shares subject to such Company Option, at an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to: (C) the exercise price per Company Share otherwise purchasable pursuant to such Company Option, divided by (D) the Exchange Ratio, exercisable until the original expiry date of such Company Option, as applicable.

The Arrangement also provides that holders of each outstanding warrant to purchase Company Shares (“Company Warrants”), shall be entitled to receive upon the exercise of such holder’s Company Warrant, in lieu of Company Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the Consideration which the holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the Arrangement, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if they had exercised their Company Warrants immediately prior to the Arrangement.

The Arrangement is subject to certain customary conditions as summarized below; however, reference should be made to the full text of the Arrangement Agreement. The Arrangement is expected to be completed in January 2023, and in any event prior to the Outside Date (as defined below).

Assuming the Arrangement is completed, the Company will become a wholly-owned subsidiary of the Purchaser and the Company Shares will be de-listed from the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market (“NASDAQ”).

Conditions to Completion of the Arrangement

To be effective, the Arrangement must be approved by: (i) not less than two-thirds of the votes cast in respect of the special resolution to approve the Arrangement, substantially in the form set out in Schedule B to the Arrangement Agreement (the “Arrangement Resolution”), by Company Shareholders present in person or represented by proxy at the special meeting of the Company Shareholders, which is expected to be held on or about November 30, 2022, to consider the Arrangement (the “Company Meeting”); and (ii) if required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a simple majority of the votes cast on the Arrangement Resolution by the Company Shareholders (other than those the votes of which are required to be excluded from the “minority approval” vote under MI 61-101) present in person or represented by proxy at the Company Meeting.

The Arrangement is also subject to certain other conditions, including, among others: (i) the receipt of an Interim Order and Final Order from the Ontario Superior Court of Justice (Commercial List) (the “Court”); (ii) the receipt of all regulatory approvals (including, without limitation, the approval under the Competition Act (Canada) and the applicable provincial liquor and cannabis regulators necessary to complete the Arrangement) (the “Regulatory Approvals”); (iii) approval of the listing on the NASDAQ of the Purchaser Shares to be issued to Company Shareholders as consideration pursuant to the Arrangement; (iv) Company Shareholders shall not have validly exercised their dissent rights in connection with the Arrangement with respect to more than 10% of the outstanding Company Shares; (v) no law binding or applicable to the Parties or the Arrangement shall have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no proceeding will otherwise have been taken by any governmental entity that makes the Arrangement illegal or otherwise cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement; and (vi) certain other customary conditions.

Representations, Warranties and Covenants

The Arrangement Agreement contains customary representations and warranties made by each of the Company and the Purchaser and also contains customary covenants, including among others, agreements in respect of business conduct during the period between the execution of the Arrangement Agreement and the closing date of the Arrangement, to maintain applicable material contracts and to not engage in certain kinds of transactions or take certain actions during this period unless consented to in writing by the other party or as permitted under the Arrangement Agreement.

In addition, subject to the terms and conditions of the Arrangement Agreement, the Parties have agreed to use commercially reasonable efforts to obtain and maintain the Regulatory Approvals so as to enable the closing of the Arrangement to occur as soon as reasonably practicable and in any event no later than February 28, 2023, or such later date as may be agreed to in writing by the Parties (the “Outside Date).

Non-Solicitation and Termination Fee

The Arrangement Agreement provides for, among other things, customary support and non-solicitation covenants from the Company, including customary “fiduciary out” provisions that allow the Company to accept a Superior Proposal (as defined in the Arrangement Agreement) in certain circumstances and subject to a five business day “right to match period” in favour of the Purchaser. The Arrangement Agreement may be terminated prior to the completion of the Arrangement by one or both of the Parties for various customary reasons. The Arrangement Agreement also provides for the payment of a termination fee of $8 million payable by the Company in the event the Arrangement is terminated in certain specified circumstances. If the Arrangement Agreement is terminated or otherwise not completed under certain specified circumstances, the Company has agreed to pay the Purchaser reasonable documented out-of-pocket costs and expenses in connection with the Arrangement.

Approval by Valens’ Board of Directors

Valens’ board of directors has unanimously approved the Arrangement after receiving the unanimous recommendation of a special committee of independent directors of Valens (the “Special Committee”) to approve the Arrangement. Valens’ board of directors has unanimously resolved to recommend that Company Shareholders vote in favour of the Arrangement.

Fairness Opinion

Cormark Securities Inc. has provided a fairness opinion to the Special Committee of the Company that, subject to the assumptions, limitations and qualifications set out in such fairness opinion, the consideration to be received by Company Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Company Shareholders.

Voting Support Agreements

All directors and executive officers of the Company (the “Supporting Shareholders”) have entered into voting support agreements (the “Support Agreements”) with SNDL pursuant to which, among other things, the Supporting Shareholders thereto have agreed to vote their Company Shares in favour of the Arrangement.

The description of the Support Agreements above is subject to and qualified in its entirety by the full text of the form of Support Agreement, which is available on SEDAR at www.sedar.com.

Shareholder Meeting

A full description of the Arrangement will be set forth in the management information circular of the Company, which will be mailed to Company Shareholders in connection with the Company Meeting. The Company Meeting is expected to be held on or about November 30, 2022. The Arrangement is expected to be completed in January 2023.

The Amended and Restated Credit Agreement

Concurrent with the signing of the Arrangement Agreement, the Company’s existing Term Loan with the Original Lender initially advanced under a credit agreement dated December 15, 2021 between the Original Lender and the Company, was assigned to the Purchaser and is terms were amended pursuant to the Amended and Restated Credit Agreement among the Purchaser and the Company. Pursuant to the Amended and Restated Credit Agreement and among certain other changes, the Term Loan was refinanced and upsized with an additional $14.3 million of incremental capital net of debt repayment fees, increasing the principal amount of the Term Loan to $60 million. Subject to the Arrangement Agreement and its terms, in the event the Company or a Subsidiary of the Company enters into a Superior Proposal Agreement (as defined in the Arrangement Agreement), the Company may cause the Purchaser to assign the Amended and Restated Credit Agreement to the Superior Proposal Agreement counter-party, with such counter-party’s consent (the “Debt Assignment”), provided that, such Debt Assignment shall be conditional upon the payment in full by the Superior Proposal counter-party to the Purchaser of all amounts owing under the Amended and Restated Credit Agreement.

The description of the Amended and Restated Credit Agreement above is subject to and qualified in its entirety by the full text of the Amended and Restated Credit Agreement, which is available on SEDAR at www.sedar.com.

ITEM 5.2	Disclosure for Restructuring Transactions

N/A.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

None.

ITEM 8	Executive Officer

For further information, contact Jeff Fallows, President at (416) 599-4661 or ir@thevalenscompany.com

ITEM 9	Date of Report

August 31, 2022